

September 17, 2013

Via E-mail
Mr. R. James Andersen
Chief Financial Officer
Avalon Rare Metals Inc.
130 Adelaide St. West, Suite 1901
Toronto, ON M5H 3P5
Canada

>   **Re: Avalon Rare Metals Inc.**
>   **Form 40-F for the Fiscal Year Ended August 31, 2012**
>   **Filed November 29, 2012**
>   **Response dated September 9, 2013**
>   **File No. 001-35001**

Dear Mr. Andersen:

We have reviewed your response and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 40-F for the Fiscal Year Ended August 31, 2012

Exhibit 99.2 – Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies, page 8
k) Exploration and Evaluation Assets, page 12

1.   We reviewed your response to our prior comment 2, noting that you have not yet demonstrated commercial viability at your Thor Lake project because you lack the internal resources to implement such project. Paragraphs 5(b) and 17 of IFRS 6 only reference the demonstrable technical feasibility and commercial viability of extracting a mineral resource as a condition to transferring those costs out of the scope of IFRS 6. The standard does not consider your financial ability or intent to develop the project. In

the same manner that your mineral reserves and the related prefeasibility study demonstrate the economically minable part of a measured or indicated resource, regardless of your financial ability or intent to mine them, it would also appear that commercial viability can be demonstrable regardless of your financial ability or intent to mine them. It appears to us that in demonstrating reserves you have, by nature of the definition of reserves, demonstrated the commercial viability of those reserves pursuant to paragraphs 5(b) and 17 of IFRS 6. Pease modify your policy and tell us the impact on your historical financial statements, or tell us why you believe no modification is necessary.

You may contact James Giugliano at (202) 551-3319, or Brian Bhandari at (202) 551-3390, if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining